Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186108

PROSPECTUS SUPPLEMENT NO. 2
TO THE PROSPECTUS DATED AUGUST 12, 2013

Recovery Energy, Inc.

This Prospectus Supplement No. 2 updates, amends and supplements our Prospectus dated August 12, 2013.

We have attached to this Prospectus Supplement No. 2 the Current Report on Form 8-K of Recovery Energy, Inc. filed with the Securities and Exchange Commission on September 20, 2013.  The attached information updates, amends and supplements our Prospectus dated August 12, 2013.

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus.  To the extent information in this Prospectus Supplement No. 2 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 2 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 8 of the Prospectus dated August 12, 2013 for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 16, 2013

RECOVERY ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1900 Grant Street, Suite #720
Denver, CO	80203
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

On September 19, 2013 the Company announced the appointment of Abraham Mirman, age 43, as the President of the Company, effective September 17, 2013.  Also effective on September 17, 2013, A. Bradley Gabbard, age 58, formerly President of the Company, was named the Chief Operating Officer of the Company.  While President of the Company, Mr. Gabbard was the Company’s principal operating officer and will continue that role as Chief Operating Officer.  Mr. Gabbard will also continue his role as the Chief Financial Officer of the Company.

Between 2006 and 2011, Mr. Mirman served as Chairman of the Board of Cresta Capital Strategies LLC; between 2011 and 2012, he served as Head of Investment Banking at BMA Securities; and between 2012 and February 2013, he served as Head of Investment Banking at John Thomas Financial.  Mr. Mirman has extensive experience in financial and securities matters, including in obtaining financing for and providing financial advisory services to micro-cap public companies, including oil and gas and other energy companies.

Mr. Mirman has served as the Managing Director, Investment Banking at T.R. Winston & Company, LLC (“TRW”) since April 2013, and will continue to devote a portion of his time to serving in that role.  Mr. Mirman’s continued service as Managing Director, Investment Banking at TRW will generally be governed by his existing compensation arrangements with TRW.  Mr. Mirman will, however, forego any compensation that would otherwise be received from TRW in connection with financing consummated with the Company, except for the potential lump sum payment of $1,000,000 from TRW upon completion of a financing transaction by the Company as more fully described below.  Pursuant to an Investment Banking Agreement between the Company and TRW (the “Banking Agreement”), TRW has been engaged by the Company to provide certain services in connection with equity and debt financings, strategic planning and business development activities.  TRW has received, and may continue to receive, compensation from the Company pursuant to this Banking Agreement.  TRW may be further engaged from time to time to provide additional services to the Company.  The Banking Agreement provides that, in addition to other compensation, TRW will receive from the Company for its services, a lump sum payment of $1 million upon the receipt by the Company of gross cash proceeds or drawing availability of at least $30,000,000, measured on a cumulative basis and including certain restructuring transactions.  Mr. Mirman’s compensation arrangements with TRW provides that upon TRW’s receipt from the Company of the lump sum payment TRW will make a payment of $1 million to Mr. Mirman.  TRW has provided, and may in the future provide, financial services to competitors of the Company.

In connection with his appointment as the Company’s President, the Company entered into an Employment Agreement with Mr. Mirman (the “Employment Agreement”) dated September 16, 2013.  Pursuant to the terms of the Employment Agreement, Mr. Mirman will serve as the Company’s President until his employment is terminated in accordance with the terms of the Employment Agreement.

The Employment Agreement provides, among other things, that Mr. Mirman will receive an annual salary of $240,000 which will be deferred until the Company has successfully consummated a financing of any kind of not less than $2 million in gross proceeds.  Once the consummated financing is completed, Mr. Mirman will be paid in accordance with the Company’s payroll policies for executives.  Additionally, he was granted 100,000 shares of the Company’s common stock, which vested immediately and are fully paid and non-assessable as an inducement for joining the Company.  Mr. Mirman was granted an option to purchase 600,000 shares of common stock of the Company, at a strike price equal to the Company’s closing share price on the September 16, 2013, which become exercisable upon the date the Company receives gross cash proceeds or drawing availability of at least $30,000,000, measured on a cumulative basis and including certain restructuring transactions.  Mr. Mirman was provided an incentive bonus package and an additional stock option grant, subject to shareholder approval, which will be granted once certain conditions specified in the Employment Agreement are met.

The foregoing summary of the material terms of the Employment Agreement is qualified by reference to the full Employment Agreement, a copy of which is filed as an exhibit to this Current Report of Form 8-K.

Item 7.01 Regulation FD Disclosure.

On September 19, 2013, the Company issued a press release announcing the appointment of Mr. Mirman as President, and the appointment of Mr. Gabbard as Chief Operating Officer. The press release is furnished as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Employment Agreement between the Company and Abraham Mirman, dated September 16, 2013.
99.1	Recovery Energy, Inc. Press Release related to Executive Appointments/Resignations, dated September 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 20, 2013	RECOVERY ENERGY, INC.

By: /s/ A. Bradley Gabbard
Chief Financial Officer and Chief Operating Officer

Exhibit 10.1

Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made by and between Recovery Energy, Inc., a Nevada corporation (the “Company”), and Abraham Mirman (“Executive”) effective as of September 16, 2013 (the “Effective Date”).

ARTICLE I
DEFINITIONS

In addition to the terms defined in the body of this Agreement, for purposes of this Agreement, the following capitalized words shall have the meanings indicated below:

1.1           “Annual Return” for a given Peer Company, shall mean the (i) last reported closing price for the common stock of that Peer Company on the national exchange on which that company’s share price is reported at the close of trading on the Measurement Date (or if such day is not a Trading Day for that company, the closing price as of the last Trading Day for that company prior to that date), divided by (ii) last reported closing price for the common stock of that Peer Company on the national exchange on which that company’s share price is reported at the close of trading on the Effective Date.

1.2           “Board” shall mean the Board of Directors of the Company.

1.3           “Cause” shall mean a determination in good faith by the Board that Executive (a) has, in the performance of Executive’s duties with respect to the Company or any of its affiliates, engaged in reckless or willful misconduct or has violated the law, (b) has refused without proper legal reason to perform Executive’s duties and responsibilities to the Company or any of its affiliates, which continues after notice from the Company to perform such duties and responsibilities (for the purposes of this clause, the phrase “proper legal reason” shall include the Executive’s death or disability and the Executive’s delivery of a Notice of Termination for Good Reason where the assertion by the Executive of  termination of employment for Good Reason is for an event that constitutes Good Reason under the terms of this Agreement), (c) has breached any material provision of this Agreement or (d) has been convicted of (or pleaded no contest to) a felony (other than a crime involving the operation of a motor vehicle not involving a serious injury or death to an individual); provided, that, the Executive shall have 30 days from the date on which the Executive receives the Company’s Notice of Termination for Cause under clause (a), (b) and (c) to remedy any such occurrence otherwise constituting Cause under such clause.

For purposes of this definition, no act or failure to act by Executive shall be deemed “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in the best interest of the Company.

In connection with a determination of “Cause,” a majority of the Board shall make such determination at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Board).

1.4           “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.5           “Company Reported Share Price” shall mean, for any given date, the closing share price for the Company’s common stock as reported on the national exchange on which the Company’s share price is reported at the close of trading on that date, or if the Company is not listed on a national exchange, the fair market value of the Company’s common stock as determined by the Board in good faith.

1.6           “Date of Termination” shall mean the date specified in the Notice of Termination relating to termination of Executive’s employment with the Company, subject to adjustment as provided in Section 3.3.

1.7           “Good Reason” shall mean the occurrence of any of the following events:

(a)           a material diminution in Executive’s Base Salary; or

(b)           a material diminution in Executive’s authority, duties, or responsibilities as an officer, Executive is not appointed to the Board pursuant to Section 2.2 or the Board fails to nominate or re-nominate Executive for election to the Board;

(c)           the involuntary relocation of the geographic location of Executive’s principal place of employment by more than 25 miles from the location of Executive’s principal place of employment as of the Effective Date.

(d)           a breach by the Company of a material provision of this Agreement;

Notwithstanding the foregoing provisions of this Section 1.7 or any other provision in this Agreement to the contrary, any assertion by Executive of a termination of employment for “Good Reason” shall not be effective unless all of the following conditions are satisfied: (i) the condition described in Section 1.7(a), (b), (c), or (d), giving rise to Executive’s termination of employment must have arisen without Executive’s consent; and (ii) in the case of the conditions described in Section 1.7(a), (b), (c) or (d), (A) Executive must provide written notice to the Company of such condition in accordance with Section 8.1 within 45 days of Executive gaining knowledge of the initial existence of the condition, (B) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company and (C) the date of Executive’s termination of employment must occur within 30 days after the expiration of the cure period set forth in (B) above.  This definition of “Good Reason” shall be construed and administered in accordance with the requirements of Treasury Regulation Section 1.409A-1(n)(2).

1.8           “Involuntary Termination” shall mean any termination of Executive’s employment with the Company or one of its affiliates which:

(a)           is a termination by the Company pursuant to Section 3.2 for any reason other than those encompassed by clauses (a), (b) or (c) of Section 3.2; or

(b)           results from Executive’s voluntary termination of employment for Good Reason.

An “Involuntary Termination” is intended to be an “involuntary separation from service” as defined in Treasury Regulation Section 1.409A-1(n).

1.9           “Measurement Date” shall mean December 31, 2014 as such date may be modified with respect to certain Peer Companies pursuant to Section 1.11.

1.10         “Notice of Termination” shall mean a written notice delivered by the Company or the Executive to the other party indicating the specific termination provision in this Agreement relied upon for termination of Executive’s employment and the Date of Termination that sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

1.11         “Peer Companies” shall mean the companies mutually agreed to by the Company and Executive within 10 business days following the Effective Date, provided that each such company has continuously been a publicly traded company on a national securities exchange from the Effective Date until the Measurement Date. In the event that any such company ceases to be publicly traded as a result of a delisting by the applicable exchange, the date of such delisting shall be deemed the Measurement Date for purposes of measuring the Annual Return of that company; provided further that any such Peer Company that has been so delisted as a result of a going private transaction, merger, acquisition or other strategic transaction prior to the Measurement Date shall be deemed not to be a Peer Company for purposes of Sections 1.11 and 4.4 or otherwise under this Agreement as of the date of the announcement of such transaction.

1.12         “Recovery Annual Return” shall mean the (i) Company Reported Share Price on the Measurement Date (or if such day is not a Trading Day for the Company, the Company Reported Share Price as of the last Trading Day for the Company prior to that date), divided by (ii) Company Reported Share Price on the Effective Date.

1.13         “SEC” shall mean the Securities and Exchange Commission.

1.14         “Service Period” shall mean the period extending from the Effective Date until December 31, 2014.

1.15         “Trading Day” shall mean any day on which the common stock of the Company or a Peer Company is traded on the national exchange on which trades in such company’s common stock is routinely reported.

ARTICLE II
EMPLOYMENT AND DUTIES

2.1           Employment; Effective Date.  The Company agrees to employ Executive, and Executive agrees to be employed by the Company, pursuant to the terms of this Agreement beginning as of September 17, 2013 and continuing for the period of time set forth in Article III of this Agreement, subject to the terms and conditions of this Agreement.

2.2           Positions.  From and after the Effective Date, Executive shall serve in the positions of President of the Company or in such other position or positions as the parties mutually may agree and shall report to the Board with respect to matters not related to operations or drilling and shall report to the Chief Executive Officer with respect to matters related to operations or drilling.  The Company agrees that Executive shall also be appointed to the Board, as soon reasonably practicable, with such appointment occurring concurrently with the appointment of one additional independent director, in order to continue compliance with applicable Nasdaq independence rules.

2.3           Duties and Services.  Executive agrees to serve in the positions referred to in Section 2.2 hereof and to perform diligently and to the best of Executive’s abilities the usual and customary duties and services appertaining to such positions, as well as such additional duties and services appropriate to such positions which the Company and Executive mutually may agree upon from time to time.

2.4           Other Interests.  Executive agrees, during the period of Executive’s employment by the Company, to devote substantially all (80% - 90%) of Executive’s business time, energy and best efforts to carry out his responsibilities with respect to the business and affairs of the Company and its affiliates; provided, however, that the Company acknowledges and agrees that Executive may devote a portion of Executive’s business time, energy and best efforts to the business and affairs of T.R. Winston & Company, LLC (“T.R. Winston”) and Arcoda Capital Management, LLC (the “Hedge Fund”) to the extent that such efforts do not conflict with or compromise Executive’s efforts on behalf of the Company in any material respect.  In addition, the parties acknowledge and agree that Executive may (a) engage in and manage Executive’s passive personal investments, (b) engage in charitable and civic activities, and (c) engage in such other activities that the Company and Executive mutually agree to; provided, however, that such activities shall be permitted so long as such activities do not conflict with the business and affairs of the Company or interfere with the performance of Executive’s duties hereunder.  The Company acknowledges and agrees that T.R. Winston may from time to time engage in brokerage, investment advisory, financing, asset management, trading, market making, arbitrage, merger and financial advisory and other similar activities involving the Company or its competitors.  Executive agrees and acknowledges that any efforts or duties undertaken by him on behalf of T.R. Winston shall not be on behalf of or involve any entity involved in the oil and gas business, and represents and warrants that he shall receive no compensation from T.R. Winston derived from its efforts on behalf of the Company or any other entity in the oil and gas business; provided, however, that Executive may receive compensation from T.R. Winston in connection with the Company’s receipt of gross cash proceeds from financing in any manner, whether via equity financing, issuance of debt, line of credit, credit facility or any other method that generates gross proceeds or drawing availability of at least $30,000,000 (measured on a cumulative basis from the Effective Date and including proceeds from any existing senior, secured, non-convertible debt that is restructured) (the “Condition”).

ARTICLE III
TERM AND TERMINATION OF EMPLOYMENT

3.1           Term.  Subject to the remaining terms of this Article III, this Agreement shall be for an initial term that begins on the Effective Date and continues in effect through the third anniversary of the Effective Date (the “Initial Term”) and, unless terminated sooner as herein provided, shall continue on a year to year basis after the third anniversary of the Effective Date (each a “Renewal Term” and together with the Initial Term, the “Term”).  If the Company or Executive elects not to renew this Agreement for a Renewal Term, the Company or Executive must give a Notice of Termination to the other party at least 180 days before the expiration of the then-current Initial Term or Renewal Term, as applicable.   In the event that one party provides the other with a Notice of Termination pursuant to this Section 3.1, no further automatic extensions will occur and this Agreement shall terminate at the end of the then-existing Initial Term or Renewal Term, as applicable and such termination shall not result in any entitlement to compensation pursuant to Article VI hereof or otherwise.

3.2           Company’s Right to Terminate.  Notwithstanding the provisions of Section 3.1, the Company may terminate Executive’s employment under this Agreement at any time for any of the following reasons by providing Executive with a Notice of Termination:

(a)           upon Executive being unable to perform Executive’s duties or fulfill Executive’s obligations under this Agreement by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months as determined by the Company and certified in writing by a competent medical physician jointly selected by the Executive (or Executive’s legally authorized representative) and the Board (“Disability”); or

(b)           Executive’s death; or

(c)           for Cause; or

(d)           for any other reason whatsoever or for no reason at all, in the sole discretion of the Company.

3.3           Executive’s Right to Terminate.  Notwithstanding the provisions of Section 3.1, Executive shall have the right to terminate Executive’s employment under this Agreement for:

(a)           Good Reason; or

(b)           for any other reason whatsoever or no reason at all, in the sole discretion of Executive, by providing the Company with a Notice of Termination.

In the case of a termination of employment by Executive pursuant to this Section 3.3, the Date of Termination specified in the Notice of Termination shall not be less than 15 nor more than 60 days, from the date such Notice of Termination is given, and the Company may require a Date of Termination earlier than that specified in the Notice of Termination (and, if such earlier Date of Termination is so required, it shall not change the basis for Executive’s termination nor be construed or interpreted as a termination of employment pursuant to Section 3.1 or Section 3.2).

3.4           Deemed Resignations.  Unless otherwise agreed to in writing by the Company and Executive prior to the termination of Executive’s employment, any termination of Executive’s employment shall constitute an automatic resignation of Executive as an officer of the Company and each affiliate of the Company, and an automatic resignation of Executive from the Board and the board of directors of the Company (if applicable) and from the board of directors or similar governing body of any affiliate of the Company and from the board of directors or similar governing body of any corporation, limited liability entity or other entity in which the Company or any affiliate holds an equity interest and with respect to which board or similar governing body Executive serves as the Company’s or such affiliate’s designee or other representative.

3.5           Meaning of Termination of Employment.  For all purposes of this Agreement, Executive shall be considered to have terminated employment with the Company when Executive incurs a “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

ARTICLE IV
COMPENSATION AND BENEFITS

4.1           Base Salary.  During the Term, Executive shall receive a minimum, annualized base salary of $240,000.00 (the “Base Salary”); provided, however that the payment of such Base Salary shall be deferred and any deferred Base Salary (i) shall be paid in calendar year 2013 if the Company has successfully consummated a financing of any kind of not less than $2 million in gross proceeds in calendar year 2013 and (ii) shall be paid in calendar year 2014 if the Company has successfully consummated a financing of any kind of not less than $2 million in gross proceeds in calendar year 2014.  Following the consummation of financing of not less than $2 million in gross proceeds, Executive’s Base Salary shall be paid in equal installments in accordance with the Company’s standard policy regarding payment of compensation to executives but no less frequently than monthly.  Executive’s annualized base salary shall be reviewed periodically, but at least annually, by the Board (or a committee thereof) and, in the sole discretion of the Board (or a committee thereof), such annualized base salary may be increased effective as of any date determined by the Board (or a committee thereof).

4.2           Stock Bonus and Option Bonus.

(a) As of the Effective Date, Executive shall be granted 100,000 shares of the Company’s common stock (the “Stock Bonus”) pursuant to the employment inducement award exemption under the rules set forth in the NASDAQ Manual but subject to the same terms and conditions of the Company’s 2012 Equity Incentive Plan (the “Plan”) (the “Exemption”).  The Company shall take all steps necessary to comply with the requirements of the Exemption and to properly register such shares for resale with the SEC.  The Stock Bonus shall be fully vested upon grant and shall not be subject to forfeiture.  Executive shall remit to the Company the withholding amount in cash required in accordance with Company policy.  The Company shall obtain all necessary approvals such that the Stock Bonus shall be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (“Section 16(b)”).

(b) As of the Effective Date, Executive shall be granted an option (the “Option Bonus”) to purchase 600,000 shares of common stock of the Company, at a strike price equal to the Company Reported Share Price on the Effective Date, which shall become exercisable upon the date the Condition is achieved.  The Option Bonus shall be the subject of a separate award agreement, shall have a term of five years from the date the Option Bonus becomes exercisable, shall provide for accelerated exercisability upon the occurrence of a Change in Control (as defined in the Plan) and shall be granted under the Plan, subject to receipt of the required stockholder approval of an increase in shares available for grant under the Plan.  The Company shall use its reasonable best efforts to obtain such increase in shares available under the Plan, and shall use its reasonable best efforts to file a proxy statement by no later than October 1, 2013.  The Company shall obtain all necessary approvals such that the Option Bonus shall be exempt from Section 16(b).

4.3           Incentive Bonus.  Subject to the satisfaction of the conditions below, Executive shall receive a lump-sum cash payment within 10 days following the Measurement Date (the “Incentive Bonus”).

(a)           Executive shall be entitled to receive an Incentive Bonus equal to 50% of his Base Salary in the event that, as of the Measurement Date, the Recovery Annual Return exceeds the Annual Return of more than 55% of the Peer Companies;

(b)           Without duplication of the amount described in the preceding clause (a) Executive shall be entitled to receive an Incentive Bonus equal to 100% of his Base Salary in the event that, as of the Measurement Date, the Recovery Annual Return exceeds the Annual Return of more than 65% of the Peer Companies;

(c)           Without duplication of the amounts described in the preceding clauses (a) and (b), Executive shall be entitled to receive an Incentive Bonus equal to 1.5 multiplied by his Base Salary in the event that, as of the Measurement Date, the Recovery Annual Return exceeds the Annual Return of more than 75% of the Peer Companies;

(d)           Without duplication of the amounts described in the preceding clauses (a), (b) and (c), Executive shall be entitled to receive an Incentive Bonus equal to 2.5 multiplied by his Base Salary in the event that, as of the Measurement Date, the Recovery Annual Return exceeds the Annual Return of more than 80% of the Peer Companies;

(e)           Without duplication of the amounts described in the preceding clauses (a), (b), (c) and (d), the Executive shall be entitled to receive an Incentive Bonus equal to 3.0 multiplied by his Base Salary in the event that, as of the Measurement Date, the Recovery Annual Return exceeds the Annual Return of more than 90% of the Peer Companies.

(f)           Following the Measurement Date, Executive shall be entitled to participate in an annual bonus program that allows Executive the reasonable opportunity to earn an annual bonus comparable to the Incentive Bonus.

4.4           Stock Option Grant.  Subject to the conditions and performance goals set forth below, the Board has granted (and the Company hereby confirms the grant), subject to the shareholder approval described above,  to Executive on the Effective Date pursuant to the Plan an option (the “Option”) to purchase 2,000,000 shares of common stock of the Company, at a strike price equal to the Company Reported Share Price on the Effective Date, which shall become exercisable as follows:

(a)           Executive’s option to purchase 666,667 shares of Company common stock shall become exercisable on the earliest date during the Service Period following which the following conditions have been satisfied (I) the Company Reported Share Price (as adjusted for stock splits, stock dividends, recapitalizations and the like) shall exceed $7.50 per share for at least 20 Trading Days during the Service Period and (II) the average daily production of hydrocarbons of the Company shall equal or exceed 2,500 barrels of oil equivalent per day (as determined in accordance with the SEC guideline under which six (6) Mcf of natural gas equals one (1) Bbl of oil) during any three calendar month period;

(b)           Executive’s option to purchase an additional 666,667 shares of Company common stock shall become exercisable on the earliest date during the Service Period following which the following conditions have been satisfied (I) the Company Reported Share Price (as adjusted for stock splits, stock dividends, recapitalizations and the like) shall exceed $10.00 per share for at least 20 Trading Days during the Service Period and (II) the average daily production of hydrocarbons of the Company shall equal or exceed 2,500 barrels of oil equivalent per day (as determined in accordance with the SEC guideline under which six (6) Mcf of natural gas equals one (1) Bbl of oil) during any three calendar month period;

(c)           Executive’s option to purchase an additional 666,666 shares of Company common stock shall become exercisable on the earliest date during the Service Period following which the following conditions have been satisfied (I) the Company Reported Share Price (as adjusted for stock splits, stock dividends, recapitalizations and the like) shall exceed $12.50 per share for at least 20 Trading Days during the Service Period and (II) the average daily production of hydrocarbons of the Company shall equal or exceed 2,500 barrels of oil equivalent per day (as determined in accordance with the SEC guideline under which six (6) Mcf of natural gas equals one (1) Bbl of oil) during any three calendar month period;

The Option shall have a term of five years from the vesting date of the Option, shall provide for accelerated exercisability upon the occurrence of a Change in Control and shall be granted under the Plan subject to shareholder approval as contemplated above as well as the applicable stock option agreement which will be provided to Executive promptly after the Effective Date.  The Company shall use its reasonable best efforts to obtain such increase in shares available under the Plan, and shall use its reasonable best efforts to file a proxy statement by no later than October 1, 2013.  The determination as to whether the conditions to exercisability of all or any portion of the Option have been satisfied shall be determined by the Board in good faith.  The Company shall obtain all necessary approvals such that the Options shall be exempt from Section 16(b).  To the extent the conditions to vesting have not occurred with respect to any of the foregoing thresholds, the portion of the Option that becomes exercisable at such thresholds shall be forfeited and of not further force and effect as of the Measurement Date.

4.5           Continued Employment.  The vesting of the options in Section 4.2(b), the entitlement to the Incentive Bonus in Section 4.3 and the vesting of the option in Section 4.4 are all subject to Executive’s continued employment on the date of such event, except as provided in Section 6.1(e).

4.6           Benefits.  During the Term, Executive shall be entitled to receive all benefits of employment generally available to the Company’s other executive employees when and as such benefits, if any, become available and Executive becomes eligible for them, including any sick leave, medical, dental, life and disability insurance benefits, long-term incentive plan, stock option plan, pension plan and/or profit-sharing plan.  Notwithstanding the foregoing, following the date the Condition is achieved, the Company shall use its reasonable best efforts to institute a group term life policy and customary disability insurance coverage for the benefit of its executive officers.

4.7           Vacation and Leave.  Executive shall be entitled to 15 paid vacation days in accordance with Company policy.  Executive shall also be entitled to all paid holidays given by the Company to its employees generally.

4.8           Expenses.

(a)           The Company shall promptly reimburse Executive for all reasonable out-of-pocket business expenses incurred by Executive in performing services hereunder, provided, in each case, that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company.  Any such reimbursement of expenses shall be made by the Company upon or as soon as practicable following receipt of supporting documentation reasonably satisfactory to the Company (but in any event not later than the close of Executive’s taxable year following the taxable year in which the expense is incurred by Executive).  In no event shall any reimbursement be made to Executive for such fees and expenses incurred after the date that is one year after the date of Executive’s termination of employment with the Company.

(b)           Executive shall also be provided with a Company credit card with business expenses reimbursable pursuant to subsection (a) above charged to such credit card to be paid directly by the Company.  Executive shall promptly reimburse the Company for charges on such credit card which are not reimbursable pursuant to subsection (a).

(c)           Following the date the Condition is achieved, Executive shall be provided $2,000 per month as reimbursement for Executive’s cost in maintaining an office in the New York City area.

(d)           If Executive elects to maintain his current welfare plan coverage (including but not limited to medical, dental, vision, life insurance and disability plans), the Company shall reimburse Executive in an amount equal to the amount that would otherwise be paid by the Company on behalf of Executive for the benefits that the Company provides for all employees in general.

ARTICLE V
PROTECTION OF INFORMATION

5.1           Disclosure to and Property of the Company.  For purposes of this Article V, the term “the Company” shall include the Company and any of its affiliates, and any reference to “employment” or similar terms shall include a director, manager and/or consulting relationship. All information, trade secrets, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, made, developed or acquired by Executive, individually or in conjunction with others, during the period of Executive’s employment by the Company (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to the Company’s business, trade secrets, products or services (including, without limitation, all such information relating to corporate opportunities, product specification, compositions, manufacturing and distribution methods and processes, research, financial and sales data, pricing terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, or production, marketing and merchandising techniques, prospective names and marks) and all writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, inventions and other similar forms of expression (collectively, “Confidential Information”) shall be retained for and, to the extent practicable, disclosed to the Company and are and shall be the sole and exclusive property of the Company.  Moreover, all documents, videotapes, written presentations, brochures, drawings, memoranda, notes, records, files, correspondence, manuals, specifications, computer programs, E-mail, voice mail, electronic databases, maps, architectural renditions, models and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, inventions and other similar forms of expression that are conceived, made, developed or acquired by Executive individually or in conjunction with others during the period of Executive’s employment by the Company (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to the Company’s business, trade secrets, products or services (collectively, “Work Product”) are and shall be the sole and exclusive property of the Company. Executive agrees to perform all actions reasonably requested by the Company to establish and confirm such exclusive ownership. Upon termination of Executive’s employment by the Company, for any reason, Executive promptly shall deliver such Confidential Information and Work Product, and all copies thereof, to the Company.  Notwithstanding the foregoing, Confidential Information does not include any information Executive obtains as a result of his participation in the activities of or ownership of T.R. Winston or the Hedge Fund.

5.2           No Unauthorized Use or Disclosure.  Executive agrees to use reasonable efforts to preserve and protect the confidentiality of all Confidential Information and of all Work Product containing Confidential Information of the Company and its affiliates. Executive agrees that Executive will not, at any time during or after Executive’s employment with the Company, make any unauthorized disclosure of, and Executive shall not remove from the Company premises, Confidential Information or Work Product of the Company or its affiliates, or make any use thereof, except, in each case, in the carrying out of Executive’s responsibilities hereunder. Executive shall use all reasonable efforts to obligate all persons or entities to whom any Confidential Information shall be disclosed by Executive hereunder to preserve and protect the confidentiality of such Confidential Information. Executive shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent (i) such Confidential Information has become publicly available other than as a result of a breach of this Agreement by Executive or (ii) disclosure thereof is specifically required by law; provided, however, that in the event disclosure is required by applicable law, Executive shall provide the Company with prompt notice of such requirement prior to making any such disclosure, so that the Company may seek an appropriate protective order. At the request of the Company at any time, Executive agrees to deliver to the Company all Confidential Information that Executive may possess or control. Executive agrees that all Confidential Information of the Company (whether now or hereafter existing) conceived, discovered or made by Executive during the period of Executive’s employment by the Company exclusively belongs to the Company (and not to Executive), and upon request by the Company for specified Confidential Information, Executive will promptly disclose such Confidential Information to the Company and perform all actions reasonably requested by the Company to establish and confirm such exclusive ownership. Affiliates of the Company shall be third party beneficiaries of Executive’s obligations under this Article V. As a result of Executive’s employment by the Company, Executive may also from time to time have access to, or knowledge of, confidential information or work product of third parties, such as customers, suppliers, partners, joint venturers, and the like, of the Company and its affiliates. Executive also agrees to use reasonable efforts to preserve and protect the confidentiality of such third party Confidential Information and Work Product.

5.3           Ownership by the Company.  If, during Executive’s employment by the Company, Executive creates any work of authorship fixed in any tangible medium of expression that is the subject matter of copyright (such as videotapes, written presentations, or acquisitions, computer programs, E-mail, voice mail, electronic databases, drawings, maps, architectural renditions, models, manuals, brochures, or the like) relating to the Company’s business, products, or services, whether such work is created solely by Executive or jointly with others (whether during business hours or otherwise and whether on the Company’s premises or otherwise), including any Work Product, the Company shall be deemed the author of such work if the work is prepared by Executive in the scope of Executive’s employment; or, if the work relating to the Company’s business, products, or services is not prepared by Executive within the scope of Executive’s employment but is specially ordered by the Company as a contribution to a collective work, as a part of a motion picture or other audiovisual work, as a translation, as a supplementary work, as a compilation, or as an instructional text, then the work shall be considered to be work made for hire and the Company shall be the author of the work.  If the work relating to the Company’s business, products, or services is neither prepared by Executive within the scope of Executive’s employment nor a work specially ordered that is deemed to be a work made for hire during Executive’s employment by the Company, then Executive hereby agrees to assign, and by these presents does assign, to the Company all of Executive’s worldwide right, title, and interest in and to such work and all rights of copyright therein.

5.4           Assistance by Executive.  During the period of Executive’s employment by the Company, Executive shall assist the Company and its nominee, at any time, in the protection of the Company’s or its affiliates’ worldwide right, title and interest in and to Confidential Information and Work Product and the execution of all formal assignment documents requested by the Company or its nominee and the execution of all lawful oaths and applications for patents and registration of copyright in the United States and foreign countries. After Executive’s employment with the Company terminates, at the request from time to time and expense of the Company or its affiliates, Executive shall reasonably assist the Company and its nominee, at reasonable times and for reasonable periods and for reasonable compensation, in the protection of the Company’s or its affiliates’ worldwide right, title and interest in and to Confidential Information and Work Product and the execution of all formal assignment documents requested by the Company or its nominee and the execution of all lawful oaths and applications for patents and registration of copyright in the United States and foreign countries.

5.5           Remedies.  Executive acknowledges that money damages would not be a sufficient remedy for any breach of this Article V by Executive, and the Company shall be entitled to enforce the provisions of this Article V by specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Article V but shall be in addition to all remedies available at law or in equity, including the recovery of damages from Executive and Executive’s agents.

ARTICLE VI
EFFECT OF TERMINATION OF EMPLOYMENT ON COMPENSATION

6.1           Effect of Termination of Employment on Compensation.

(a)           Benefit Obligation and Accrued Obligation Defined.  For purposes of this Agreement, payment of the “Benefit Obligation” shall mean payment by the Company to Executive (or his designated beneficiary or legal representative, as applicable), in accordance with the terms of the applicable plan document, of all vested benefits to which Executive is entitled under the terms of the employee benefit plans and compensation arrangements in which Executive is a participant as of the Date of Termination.  “Accrued Obligation” means the sum of (1) Executive’s Base Salary through the Date of Termination, (2) any accrued vacation pay earned by Executive under the Company’s policies then in effect, (3) any then- earned but unpaid Incentive Bonus and (4) any incurred but unreimbursed expenses for which Executive is entitled to reimbursement in accordance with Section 4.8, in each case, to the extent not theretofore paid.

(b)           Disability; Death.  If during the Term Executive’s employment is terminated pursuant to Section 3.2(a) or Section 3.2(b) hereof, then the Executive (or his designated beneficiary or legal representative, if applicable) shall receive the following benefits and compensation from the Company:

(i)           the Company shall pay the Executive the Accrued Obligation within 30 days following the date of the Executive’s Date of Termination; and

(ii)          the Company shall pay Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements.

Notwithstanding the foregoing, neither Executive, nor his estate, shall be permitted to specify the taxable year in which a payment described in this Section 6.1(c) shall be paid.

(c)           By the Company for Cause.  If during the Term the Executive’s employment is terminated by the Company pursuant to Section 3.2(c) hereof, the Company shall pay to the Executive the Accrued Obligation within 30 days following the Date of Termination.  Following such payment, the Company shall have no further obligations to the Executive other than as may be required by law or the terms of an employee benefit plan of the Company.  The Company shall pay the Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements.

(d)           By the Executive Without Good Reason.  If during the Term the Executive terminates his employment for any reason other than Good Reason, the Company shall pay to the Executive the Accrued Obligation within 30 days following the Date of Termination.  Following such payment, the Company shall have no further obligations to the Executive other than as may be required by law or the terms of an employee benefit plan of the Company.  The Company shall pay the Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements.  The Executive shall not have breached this Agreement if he terminates his employment for any reason.

(e)           By the Company Without Cause or by the Executive for Good Reason.  If, following the date the Condition is achieved, but during the Term, the Executive’s employment is terminated by the Company other than for Cause, death or Disability or if the Executive terminates his employment for Good Reason, then, the Executive shall receive the following benefits and compensation from the Company:

(i)           the Company shall pay the Executive the Accrued Obligation within 30 days following the date of the Executive’s Date of Termination;

(ii)          the Company shall pay Executive a lump-sum payment consisting of (1) Two  times Executive’s Base Salary, payable on the 60th day following Executive’s Date of Termination and (2) the Incentive Bonus, based on actual performance through the Measurement Date and multiplied by a fraction, the numerator of which is the number of days Executive was employed by the Company between the Effective Date and the Executive’s Date of Termination and the denominator of which is the number of days in the Service Period, with such amount paid at the time the Incentive Bonus would have been paid if Executive’s employment with the Company had not terminated;

(iii)         the Company will cause all unexercisable Options to become exercisable and remain exercisable until the sooner of (1) the expiration of the term of the Options or (2) two years following the Date of Termination;

(iv)         the Company shall pay Executive the Benefit Obligation at the times specified in and in accordance with the terms of the applicable employee benefit plans and compensation arrangements; and

(v)         during the eighteen-month period following Executive’s Date of Termination, the Company shall allow Executive and his eligible dependents to continue to be covered by all medical, vision and dental benefit plans maintained by the Company under which Executive was covered immediately prior to Executive’s Date of Termination at the same active employee premium cost as a similarly situated active employee.

Notwithstanding the foregoing, neither Executive, nor his estate, shall be permitted to specify the taxable year in which a payment described in this Section 6.1(e) shall be paid.  The Company shall not have breached this Agreement if it terminates this Agreement for any reason, or no reason.

(f)           General Release of Claims.  Payments to and benefits for Executive under this Article VI (other than Accrued Obligations and Benefit Obligations) are contingent upon Executive’s execution of a release, substantially in the form attached hereto as Exhibit A, within 50 days of Executive’s Date of Termination that is not revoked by Executive during any applicable revocation period provided in such release (which shall release and discharge the Company and its affiliates, and their officers, directors, managers, employees and agents from any and all claims or causes of action of any kind or character, including but not limited to all claims or causes of action arising out of Executive’s employment with the Company or its affiliates or the termination of such employment).

(g)           No Duty to Mitigate Losses.  Executive shall have no duty to find new employment following the termination of his employment under circumstances which require the Company to pay any amount to Executive pursuant to this Article VI. Any salary or remuneration received by Executive from a third party for the provision of personal services (whether by employment or by functioning as an independent contractor) following the termination of his employment shall not reduce the Company’s obligation to make a payment to Executive (or the amount of such payment) pursuant to the terms of any such Section.

ARTICLE VII
NON-COMPETITION AGREEMENT

7.1           Definitions.  As used in this Article VII, the following terms shall have the following meanings:

(a)           “Business” means any endeavor in which the Company, including its affiliates, is engaged in during Executive’s period of employment with the Company.

(b)           “Competing Business” means any business, individual, partnership, firm, corporation or other entity which wholly or in any significant part engages in any business competing with the Business in the Restricted Area. In no event will the Company or any of its affiliates be deemed a Competing Business.

(c)           “Governmental Authority” means any governmental, quasi-governmental, state, county, city or other political subdivision of the United States or any other country, or any agency, court or instrumentality, foreign or domestic, or statutory or regulatory body thereof.

(d)           “Legal Requirement” means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization, or other directional requirement (including, without limitation, any of the foregoing that relates to environmental standards or controls, energy regulations and occupational, safety and health standards or controls including those arising under environmental laws) of any Governmental Authority.

(e)           “Prohibited Period” means the period during which Executive is employed by the Company hereunder and a period of one year following Executive’s Date of Termination.

(f)           “Restricted Area” means any county in which the Company or its affiliates currently or during the Term engages in the Business.

7.2           Non-Competition; Non-Solicitation.  Executive and the Company agree to the non-competition and non-solicitation provisions of this Article VII; (i) in consideration for the Confidential Information provided by the Company to Executive pursuant to Article V of this Agreement; (ii) as part of the consideration for the compensation and benefits to be paid to Executive hereunder; (iii) to protect the trade secrets and confidential information of the Company or its affiliates disclosed or entrusted to Executive by the Company or its affiliates or created or developed by Executive for the Company or its affiliates, the business goodwill of the Company or its affiliates developed through the efforts of Executive and/or the business opportunities disclosed or entrusted to Executive by the Company or its affiliates; and (iv) as an additional incentive for the Company to enter into this Agreement.

(a)           Subject to the exceptions set forth in Section 7.2(b) below, Executive expressly covenants and agrees that during the Prohibited Period (i) Executive will refrain from carrying on or engaging in, directly or indirectly, any Competing Business in the Restricted Area and (ii) Executive will not, and Executive will cause Executive’s affiliates not to, directly or indirectly, own, manage, operate, join, become an employee, partner, owner or member of (or an independent contractor to), control or participate in any business, individual, partnership, firm, corporation or other entity which engages in a Competing Business in the Restricted Area.

(b)           Notwithstanding the restrictions contained in Section 7.2(a), Executive or any of Executive’s affiliates may own an aggregate of not more than 1% of the outstanding stock of any class of any corporation engaged in a Competing Business, if such stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange, without violating the provisions of Section 7.2(a), provided that neither Executive nor any of Executive’s affiliates has the power, directly or indirectly, to control or direct the management or affairs of any such corporation and is not involved in the management of such corporation.  For the avoidance of doubt, T.R. Winston and the Hedge Fund shall not be deemed affiliates of Executive.

(c)           Executive further expressly covenants and agrees that during the Prohibited Period, Executive will not, and Executive will cause Executive’s affiliates not to (i) engage or employ, or solicit or contact with a view to the engagement or employment of, any person who is an officer or employee of the Company or any of its affiliates or (ii) canvass, solicit, approach or entice away or cause to be canvassed, solicited, approached or enticed away from the Company or any of its affiliates any person who or which is a customer of any of such entities during the period during which Executive is employed by the Company.  Notwithstanding the foregoing, the restrictions of clause (i) of this Section 7.2(c) shall not apply with respect to (A) an officer or employee of the Company or any of its affiliates whose employment has been involuntarily terminated by his or her employer (other than for cause), (B) an officer or employee of the Company or any of its affiliates who has voluntarily terminated employment with the Company and their respective affiliates and who has not been employed by any of such entities for at least one year, (C) an employee who is paid on an hourly basis, or (D) an officer or employee of the Company or any of its affiliates who responds to a general solicitation that is not specifically directed at officers and employees of the Company or any of their respective affiliates.

(d)           Executive may seek the written consent of the Company to waive the provisions of this Article VII on a case-by-case basis. Such consent may be granted, or withheld in the Company’s sole, unfettered discretion.

(e)           Executive expressly recognizes that Executive is a high-level, executive employee who will be provided with access to trade secrets as part of Executive’s employment and that the restrictive covenants set forth in this Section 7.2 are reasonable and necessary in light of Executive’s executive position and access to the Company’s trade secrets.

7.3           Relief.  Executive and the Company agree and acknowledge that the limitations as to time, geographical area and scope of activity to be restrained as set forth in Section 7.2 hereof are reasonable and do not impose any greater restraint than is necessary to protect the legitimate business interests of the Company. Executive and the Company also acknowledge that money damages would not be sufficient remedy for any breach of this Article VII by Executive, and the Company or its affiliates shall be entitled to enforce the provisions of this Article VII by specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Article VII but shall be in addition to all remedies available at law or in equity, including the recovery of damages from Executive and Executive’s agents.

7.4           Reasonableness; Enforcement.  Executive hereby represents to the Company that Executive has read and understands, and agrees to be bound by, the terms of this Article VII. Executive acknowledges that the geographic scope and duration of the covenants contained in this Article VII are the result of arm’s-length bargaining and are fair and reasonable in light of (a) the nature and wide geographic scope of the operations of the Business, (b) Executive’s level of control over and contact with the Business in all jurisdictions in which it is conducted, (c) the fact that the Business is conducted throughout the Restricted Area and (d) the amount of compensation, trade secrets and Confidential Information that Executive is receiving in connection with the performance of Executive’s duties hereunder. It is the desire and intent of the parties that the provisions of this Article VII be enforced to the fullest extent permitted under applicable Legal Requirements, whether now or hereafter in effect and therefore, to the extent permitted by applicable Legal Requirements, Executive and the Company hereby waive any provision of applicable Legal Requirements that would render any provision of this Article VII invalid or unenforceable.

7.5           Reformation. The Company and Executive agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Article VII would cause irreparable injury to the Company.  Executive expressly represents that enforcement of the restrictive covenants set forth in this Article VII will not impose an undue hardship upon Executive or any person or entity affiliated with Executive. Executive understands that the foregoing restrictions may limit Executive’s ability to engage in certain businesses anywhere in the Restricted Area during the Prohibited Period, but acknowledges that Executive will receive sufficiently high remuneration and other benefits from the Company to justify such restriction. Further, Executive acknowledges that Executive’s skills are such that Executive can be gainfully employed in non-competitive employment, and that the agreement not to compete will not prevent Executive from earning a living. Nevertheless, if any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions herein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the Company and Executive intend to make this provision enforceable under the law or laws of all applicable jurisdictions so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal. Such modification shall not affect the payments made to Executive under this Agreement.

ARTICLE VIII
MISCELLANEOUS

8.1           Notices.  For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally or by courier, (b) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested or (c) one day after transmission if sent by facsimile transmission with confirmation of transmission, as follows:

If to Executive, addressed to:	Mr. Abraham Mirman 5 Stonehenge Lane East Northport, NY 11731

If to the Company, addressed to:	Recovery Energy, Inc. 1900 Grant Street, Suite #720 Denver, CO 80203 Attention: Chief Executive Officer

With a copy to:	Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, CO 80202 Attention: Ronald R. Levine II, Esq.

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices or changes of address shall be effective only upon receipt.

8.2           Applicable Law; Submission to Jurisdiction.

(a)           This Agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Colorado, without regard to conflicts of laws principles thereof.

(b)           With respect to any claim or dispute related to or arising under this Agreement, the parties hereto hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in the State of New York.

8.3           Dispute Resolution.  Except as provided otherwise in Sections 5.5 and 7.3, all claims, demands, causes of action, disputes, controversies or other matters in question (“Claims”) arising out of this Agreement or the Executive’s service (or termination from service) with the Company, whether arising in contract, tort or otherwise and whether provided by statute, equity or common law, that the Company may have against the Executive or that the Executive may have against the Company, or its parents or subsidiaries, or against each of the foregoing entities’ respective officers, directors, employees or agents in their capacity as such or otherwise, shall be settled in accordance with the procedures described in Section 8.3(a) and (b).  Claims covered by this Section 8.3 include, without limitation, claims by the Executive for breach of this Agreement, wrongful termination, discrimination (based on age, race, sex, disability, national origin, sexual orientation, or any other factor), harassment and retaliation.

(a)           Agreement to Negotiate.  First, the parties shall attempt in good faith to resolve any Claims promptly by negotiations between the Executive and executives or directors of the Company or its affiliates who have authority to settle the Claims.  Either party may give the other disputing party written notice of any Claim not resolved in the normal course of business.  Within five days after the effective date of that notice, the Executive and such executives or directors of the Company shall agree upon a mutually acceptable time and place to meet and shall meet at that time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Claim.  The first of those meetings shall take place within 30 days of the date of the disputing party’s notice.  If the Claim has not been resolved within 60 days of the date of the disputing party’s notice, or if the parties fail to agree on a time and place for an initial meeting within five days of that notice, either party may elect to undertake arbitration in accordance with Section 8.3(b).

(b)           Agreement to Arbitrate.  If a Claim is not resolved by negotiation pursuant to Section 8.3(a), such Claim must be resolved through arbitration regardless of whether the Claim involves claims that the Agreement is unlawful, unenforceable, void, or voidable or involves claims under statutory, civil or common law.  Any arbitration shall be conducted in accordance with the then-current International Arbitration Rules of the American Arbitration Association (“AAA”).  If a party refuses to honor its obligations under this Section 8.3(b), the other party may compel arbitration any federal or state court of competent jurisdiction.  The arbitrator shall apply the substantive law of Colorado (excluding choice-of-law principles that might call for the application of some other jurisdiction’s law) or federal law as applied by the United States Court of Appeals for the Tenth Circuit, or both as applicable to the Claims asserted.  The arbitrator shall have exclusive authority to resolve any dispute relating to the interpretation, applicability or enforceability or formation of this Agreement (including this Section 8.3), including any claim that all or part of the Agreement is void or voidable and any Claim that an issue is not subject to arbitration.  The results of arbitration will be binding and conclusive on the parties hereto.  Any arbitrator’s award or finding or any judgment or verdict thereon will be final and unappealable.  The seat of arbitration shall be in New York City, New York, and unless agreed otherwise by the parties, all hearings shall take place at the seat.  Any and all of the arbitrator’s orders, decisions and awards may be enforceable in, and judgment upon any award rendered by the arbitrator may be confirmed and entered by any federal or state court having jurisdiction.  All evidentiary privileges under applicable state and federal law, including attorney-client, work product and party communication privileges, shall be preserved and protected.  The decision of the arbitrator will be binding on all parties.  Arbitrations will be conducted in such a manner that the final decision of the arbitrator will be made and provided to the Executive and the Company no later than 120 days after a matter is submitted to arbitration.  All proceedings conducted pursuant to this agreement to arbitrate, including any order, decision or award of the arbitrators, shall be kept confidential by all parties.  Each party shall pay its own attorneys fees and disbursements and other costs of arbitration.  The parties to the arbitration shall split all of the arbitrator's fees equally.  EXECUTIVE ACKNOWLEDGES THAT, BY SIGNING THIS AGREEMENT, EXECUTIVE IS WAIVING ANY RIGHT THAT EXECUTIVE MAY HAVE TO A JURY TRIAL OR A COURT TRIAL OF ANY SERVICE RELATED CLAIM ALLEGED BY EXECUTIVE.

8.4           Indemnification; Directors’ and Officers’ Liability Insurance.  During the Term and thereafter, the Company agrees to indemnify and hold Executive harmless, to the maximum extent permitted by law, against any and all damages, costs, liabilities, losses and expenses (including reasonable attorneys’ fees) as a result of any claim or proceeding (whether civil, criminal, administrative or investigative), or any threatened claim or proceeding (whether civil, criminal, administrative or investigative), against Executive that arises out of or relates to Executive’s service as an officer, director or employee, as the case may be, of the Company, or Executive’s service in any such capacity or similar capacity with an affiliate or other entity at the request of the Company, and to promptly advance to Executive or Executive’s heirs or representatives such expenses upon written request with appropriate documentation of such expense upon receipt of an undertaking by Executive or on Executive’s behalf to repay such amount if it shall ultimately be determined that Executive is not entitled to be indemnified by the Company.  The Company and Executive may also enter into an indemnification agreement providing the same terms and conditions as described in this Section 8.4.  During the Term and thereafter, the Company also shall provide Executive with coverage under its current directors’ and officers’ liability policy to the same extent that it provides such coverage to its similarly-situated executives.

8.5           Legal Fees and Expenses.  The Company shall reimburse Executive for up to $50,000 in legal fees and expenses that Executive incurs during calendar year 2013 in connection with negotiating and entering into this Agreement and any related agreements, with $20,000 of such amount paid promptly following Executive’s documentation of such fees and expenses and the remaining amount paid promptly following the date that the Condition is achieved; provided that (a) Executive shall submit all documentation for such reimbursement to the Company not later than January 31, 2014 and (b) in no event shall any such reimbursement be paid to Executive later than March 15, 2014.

8.6           No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

8.7           Severability.  If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

8.8           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

8.9           Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement (whether actually or constructively made to Executive or treated as included in Executive’s income under Section 409A of the Code) all federal, state, city and other applicable taxes and withholdings as may be required pursuant to any law or governmental regulation or ruling and all other customary deductions made with respect to the Company’s employees generally.

8.10           Excise Taxes.  Notwithstanding anything to the contrary in this Agreement, if Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for under this Agreement, together with any other payments and benefits which Executive has the right to receive from the Company or any of its affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for under this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Executive from the Company and its affiliates will be one dollar ($1.00) less than three times Executive’s “base amount”(as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes).  The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in kind hereunder in a similar order.  The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by the Company in good faith.  If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a parachute payment exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to the Company upon notification that an overpayment has been made.

8.11           Headings.  The Section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

8.12           Gender and Plurals. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

8.13           Affiliate.  As used in this Agreement, the term “affiliate” as used with respect to a particular person or entity shall mean any other person or entity which owns or controls, is owned or controlled by, or is under common ownership or control with, such particular person or entity.

8.14           Successors.  This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company.  Except as provided in the preceding sentence, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit or obligation of either party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.  In addition, any payment owed to Executive hereunder after the date of Executive’s death shall be paid to Executive’s estate.

8.15           Term.  Termination of this Agreement shall not affect any right or obligation of any party which is accrued or vested prior to such termination.  Without limiting the scope of the preceding sentence, the provisions of Articles V, VI, VII and VIII shall survive any termination of the employment relationship and/or of this Agreement.

8.16           Entire Agreement. Except as provided in any signed written agreement contemporaneously or hereafter executed by the Company and Executive, this Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to employment of Executive by the Company. Without limiting the scope of the preceding sentence, all understandings and agreements preceding the date of execution of this Agreement and relating to the subject matter hereof are hereby null and void and of no further force and effect.

8.17           Modification; Waiver.  Any modification to or waiver of this Agreement will be effective only if it is in writing and signed by the parties to this Agreement; provided that the Company may, with prospective or retroactive effect, amend this Agreement at any time (to the extent Executive is not adversely affected by such amendment), if determined to be necessary, appropriate or advisable in response to administrative guidance issued under Section 409A of the Code or to comply with the provisions of Section 409A of the Code.

8.18           Compliance with Section 409A of the Code.  Each payment under this Agreement, including each payment in a series of installment payments, is intended to be a separate payment for purposes of Treas. Reg. § 1.409A-2(b), and is intended to be: (i) exempt from Section 409A of the Code, the regulations and other binding guidance promulgated thereunder (“Section 409A”), including, but not limited to, by compliance with the short-term deferral exemption as specified in Treas. Reg. § 1.409A-1(b)(4) and the involuntary separation pay exception within the meaning of Treas. Reg. § 1.409A-1(b)(9)(iii), or (ii) in compliance with Section 409A, including, but not limited to, being paid pursuant to a fixed schedule or specified date pursuant to Treas. Reg. § 1.409A-3(a) and the provisions of this Agreement will be administered, interpreted and construed accordingly.  Notwithstanding the foregoing provisions of this Agreement, if the payment of any severance compensation or severance benefits under Article VII would be subject to additional taxes and interest under Section 409A because the timing of such payment is not delayed as provided in Section 409A(a)(2)(B)(i) of the Code, and Employee constitutes a specified employee within the meaning of Section 409A(a)(2)(B)(i) of the Code, then any such payments that Employee would otherwise be entitled to during the first six months following Employee’s separation from service within the meaning of Section 409A(a)(2)(A)(i) of the Code shall be accumulated and paid on the date that is six months after Employee’s separation from service (or if such payment date does not fall on a business day of the Company, the next following business day of the Company), or such earlier date upon which such amount can be paid under Section 409A without being subject to such additional taxes and interest.  In no event shall the Company be liable to Executive for any tax, penalty, or interest levied on Executive as a result of the application of Code Section 409A to any payments or benefits provided to Executive by the Company, except to the extent that such tax, penalty or interest results from a breach of this Agreement by the Company.

Execution Version

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this   16th    day of     September     , 2013.

RECOVERY ENERGY, INC.

/s/ A. Bradley Gabbard
By:	A. Bradley Gabbard
Name:
Title:	COO and CFO

EXECUTIVE

/s/ Abraham Mirman
Abraham Mirman

Signature Page to
Employment Agreement

Execution Version

Exhibit A

Form of Waiver and Release Agreement

Recovery Energy, Inc. has offered to pay me certain benefits (the “Benefits”) pursuant to Section 6.1 of my employment agreement with Recovery Energy, Inc., dated as of _____________, 2013 (the “Employment Agreement”), which were offered to me in exchange for my agreement, among other things, to waive all of my claims against and release Recovery Energy, Inc. and its predecessors, successors and assigns (collectively referred to as the “Company”), all of the affiliates (including parents and subsidiaries) of the Company (collectively referred to as the “Affiliates”) and the Company’s and Affiliates’ directors and officers, employees and agents, insurers, employee benefit plans and the fiduciaries and agents of said plans (collectively, with the Company and Affiliates, referred to as the “Corporate Group”) from any and all claims, demands, actions, liabilities and damages arising out of or relating in any way to my employment with or separation from the Company or the Affiliates; provided, however, that this Waiver and Release shall not apply to (1) any existing right I have to indemnification, contribution and a defense, (2) any directors and officers and general liability insurance coverage, (3) any rights I may have as a shareholder of the Company, (4) any rights I have to the Benefits, (5) rights to vested benefits under the Company’s benefit plans and (6) any rights which cannot be waived or released as a matter of law.

I understand that signing this Waiver and Release is an important legal act.  I acknowledge that the Company has advised me in writing to consult an attorney before signing this Waiver and Release and has given me at least 21 days from the day I received a copy of this Waiver and Release to sign it.

In exchange for the payment to me of Benefits, I, among other things, (1) agree not to sue in any local, state and/or federal court regarding or relating in any way to my employment with or separation from the Company or the Affiliates, (2) knowingly and voluntarily waive all claims and release the Corporate Group from any and all claims, demands, actions, liabilities, and damages, whether known or unknown, arising out of or relating in any way to my employment with or separation from the Company or the Affiliates and (3) waive any rights that I may have under any of the Company’s involuntary severance benefit plans, except to the extent that my rights are vested under the terms of employee benefit plans sponsored by the Company or the Affiliates and except with respect to such rights or claims as may arise after the date this Waiver and Release is executed.  This Waiver and Release includes, but is not limited to, claims and causes of action under:  Title VII of the Civil Rights Act of 1964, as amended (“Title VII”); the Age Discrimination in Employment Act of 1967, as amended, including the Older Workers Benefit Protection Act of 1990 (“ADEA”); the Civil Rights Act of 1866, as amended; the Civil Rights Act of 1991; the Americans with Disabilities Act of 1990 (“ADA”); the Energy Reorganization Act, as amended, 42 U.S.C. §§ 5851; the Workers Adjustment and Retraining Notification Act of 1988; the Sarbanes-Oxley Act of 2002; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act of 1993; the Fair Labor Standards Act; the Occupational Safety and Health Act; claims in connection with workers’ compensation or “whistle blower” statutes; and/or contract, tort, defamation, slander, wrongful termination or any other state or federal regulatory, statutory or common law.  Further, I expressly represent that no promise or agreement which is not expressed in the Employment Agreement has been made to me in executing this Waiver and Release, and that I am relying on my own judgment in executing this Waiver and Release, and that I am not relying on any statement or representation of the Company, any of the Affiliates or any other member of the Corporate Group or any of their agents.  I agree that this Waiver and Release is valid, fair, adequate and reasonable, is entered into with my full knowledge and consent, was not procured through fraud, duress or mistake and has not had the effect of misleading, misinforming or failing to inform me.

A-1

Notwithstanding the foregoing, nothing contained in this Waiver and Release is intended to prohibit or restrict me in any way from (1) bringing a lawsuit against the Company to enforce the Company’s obligations under the Employment Agreement; (2) making any disclosure of information required by law; (3) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Company’s legal, compliance or human resources officers; (4) testifying or participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization; or (5) filing any claims that are not permitted to be waived or released under applicable law (although my ability to recover damages or other relief is still waived and released to the extent permitted by law).

Should any of the provisions set forth in this Waiver and Release be determined to be invalid by a court, agency or other tribunal of competent jurisdiction, it is agreed that such determination shall not affect the enforceability of other provisions of this Waiver and Release.  I acknowledge that this Waiver and Release and the Employment Agreement set forth the entire understanding and agreement between me and the Company or any other member of the Corporate Group concerning the subject matter of this Waiver and Release and supersede any prior or contemporaneous oral and/or written agreements or representations, if any, between me and the Company or any other member of the Corporate Group.  I understand that for a period of 7 calendar days following the date that I sign this Waiver and Release, I may revoke my acceptance of the offer, provided that my written statement of revocation is received on or before that seventh day by [Name], Recovery Energy, Inc., 1900 Grant Street, Suite #720, Denver, CO 80203, facsimile number:  _______________________, in which case the Waiver and Release will not become effective.  In the event I revoke my acceptance of this offer, the Company shall have no obligation to provide me Benefits.  I understand that failure to revoke my acceptance of the offer within 7 calendar days from the date I sign this Waiver and Release will result in this Waiver and Release being permanent and irrevocable.

I acknowledge that I have read this Waiver and Release, have had an opportunity to ask questions and have it explained to me and that I understand that this Waiver and Release will have the effect of knowingly and voluntarily waiving any action I might pursue, including breach of contract, personal injury, retaliation, discrimination on the basis of race, age, sex, national origin, or disability and any other claims arising prior to the date of this Waiver and Release.  By execution of this document, I do not waive or release or otherwise relinquish any legal rights I may have which are attributable to or arise out of acts, omissions, or events of the Company or any other member of the Corporate Group which occur after the date of the execution of this Waiver and Release.

Executive’s Printed Name	Company Representative

Executive’s Signature	Company’s Execution Date

Executive’s Signature Date

A-2

Exhibit 99.1

1900 Grant Street Suite 720 Denver, CO 80203 (303) 951-7920

FOR IMMEDIATE RELEASE	Contact: MDC GROUP Investor and Media Relations: 414-351-9758

RECOVERY ENERGY ANNOUNCES NEW EXECUTIVE MANAGEMENT APPOINTMENTS

SEPTEMBER 19, 2013 – Denver, CO –Recovery Energy, Inc. (NASDAQ: RECV), an independent oil and gas exploration and production company with operations and assets in the Denver-Julesburg (DJ) Basin, announced that it has appointed Mr. Avi Mirman to the position of President. Mr. A. Bradley Gabbard was appointed as Chief Operating Officer and will also maintain his position as Chief Financial Officer.

Mr. Mirman brings more than 20 years experience in the securities industry to Recovery Energy. His primary career focus has been on mergers and acquisitions, as well as advisory work and financings for public companies in micro-cap and small-cap markets. Mr. Mirman recently served as Managing Director of Investment Banking at T. R. Winston & Company.  He graduated from the State University of New York at Buffalo with a B.S. in Political Science.

Mr. Gabbard, an energy industry executive with nearly four decades of comprehensive senior level management experience, joined Recovery Energy in July 2011as Chief Financial Officer, was appointed to the Board of Directors in 2012, and also served as President of the Company during the period of November 2012 until the appointment of Mr. Mirman.

“We welcome Avi and look forward to benefitting from his considerable expertise in the financial arena. He is a great addition to the experienced team of oil and gas industry veterans in our operations and technical staff,” said Mr. W. Phillip Marcum Chief Executive Officer and Chairman of the Company. “We have a solid inventory of both conventional and unconventional locations throughout our 115,000 net acre leasehold position in the evolving DJ Basin oil play, and are seeing progress toward development of further unconventional locations targeting the Niobrara horizon, as well as the Greenhorn, Codell and Permo-Penn horizons.”

Mr. Mirman said, “I am excited to be on board and working with Phil, Brad and the rest of Recovery Energy’s proven team. My goals, both short and long term, are to secure financing and work on accretive acquisitions to assist in furthering the exploitation of our DJ Basin acreage position, including the Wattenberg Field.”

About Recovery Energy, Inc.

Recovery Energy, Inc. (“Recovery Energy”) is a Denver-based independent oil and gas exploration and production company that operates in the Denver-Julesburg (DJ) Basin where it holds approximately 130,000 gross, 115,000 net acres.  Recovery Energy’s focus is to grow reserves and production through a combination of acquisitions and conventional and unconventional drilling activity, targeting the various oil-bearing formations that produce in the DJ Basin.

This press release may include or incorporate by reference “forward-looking statements” as defined by the SEC, including statements, without limitation, regarding the Company’s expectations, beliefs, intentions or strategies regarding the future. Such forward-looking statements relate to, among other things the Company's: (1) proposed exploration and drilling operations, (2) expected production and revenue, and (3) estimates regarding the reserve potential of its properties.  These statements are qualified by important factors that could cause the Company’s actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to: (1) the Company’s ability to finance its continued exploration and drilling operations, (2) positive confirmation of the reserves, production and operating expenses associated with the Company's properties; and (3) the general risks associated with oil and gas exploration and development, including those risks and factors described from time to time in the Company’s reports and registration statements filed with the SEC.